SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                       TAKE-TWO INTERACTIVE SOFTWARE, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                    874054109
                                 (CUSIP Number)








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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 874054109                    13G                    Page 2 of 2 Pages



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   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


       Ira Shapiro
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3.  SEC USE ONLY



--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            682,494
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             682,494
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       682,494
--------------------------------------------------------------------------------
  10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       (Includes 21,618 shares of Common Stock held by Mr. Shapiro's minor children.)
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.0%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1(a).     Name of Issuer:

               TAKE-TWO INTERACTIVE SOFTWARE, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               575 Broadway
               New York, NY 10012

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Ira Shapiro (a "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               P.O. Box 155
               Litchfield, Connecticut 06759

Item 2(c).     Citizenship:

               Mr. Shapiro is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               874054109

Item 3.        If this  statement  is  filed  pursuant  to  Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) - (h):  Not applicable.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: 682,494 shares (includes 21,618 shares of Common Stock held by Mr. Shapiro's minor children.)

               (b) Percent of Class: 7.0%

               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 682,494.

                    (ii) shared power to vote or to direct the vote: None.



                                Page 3 of 5 Pages


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                   (iii) sole power to dispose or to direct the  disposition of:
                         682,494.

                    (iv) shared  power to dispose  or to direct the  disposition of: None.


Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.



                                Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   February 10, 1998



                                                 /s/ Ira Shapiro
                                                 -----------------------------
                                                 Ira Shapiro


                                Page 5 of 5 Pages